Seven Seas Cruises S. DE R.L.
8300 NW 33rd Street, Suite 100
Miami, FL  33122

May 8, 2012

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C.  20549

Seven Seas Cruises S. DE R.L.
Celtic Pacific (UK) Limited
Celtic Pacific (UK) Two Limited
Mariner, LLC
Prestige Cruise Services (Europe) Limited
SSC (France) LLC
Supplystill Limited
Registration Statement on Form S-4 (File No. 333-178244)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Seven Seas Cruises S. DE R.L., a Panamanian sociedad de responsabilidad limitada (the “Company”) and certain of its direct subsidiaries (together with the Company, the “Registrants”), hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statements”) be accelerated to May 10, 2012 at 12:00 p.m. Eastern time or as soon thereafter as may be practicable.

We understand that the staff of the Securities and Exchange Commission (the “Commission”) will consider this request as confirmation by each of the Registrants of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statements.  In connection with the foregoing, each of the Registrants represents and acknowledges that:

•
should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact Akiko Okuma, of Paul, Weiss, Rifkind, Wharton & Garrison LLP, at (212) 373-3643.

[Remainder of Page Intentionally Left Blank]

Sincerely,

Seven Seas Cruises S. DE R.L.

By:	/s/ Jason M. Montague
Name: Jason M. Montague
Title: Executive Vice President and Chief Financial Officer

Mariner, LLC

By:	/s/ Jason M. Montague
Name: Jason M. Montague
Title: Manager

SSC (France) LLC
By:	Seven Seas Cruises S. DE R.L.,
as its Sole Member

By:	/s/ Jason M. Montague
Name: Jason M. Montague
Title: Executive Vice President and Chief Financial Officer

Prestige Cruise Services (Europe) Limited

By:	/s/ Jason M. Montague
Name: Jason M. Montague
Title: Director

Celtic Pacific (UK) Limited Celtic Pacific (UK) Two Limited Supplystill Limited

By:	/s/ T. Robin Lindsay
Name: T. Robin Lindsay
Title: Director

cc: Gregory Ezring, Esq.
      Paul, Weiss, Rifkind, Wharton & Garrison LLP